UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

QIAGEN N.V.

(Name of Subject Company)

QIAGEN N.V.

(Name of Persons Filing Statement)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N72482123

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Tel: 011-31-77-355-6600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Kravetz, Esq.

Matthew J. Gardella, Esq.

John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2020 (the “Initial Schedule 14D-9,” as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on June 15, 2020 and Amendment No. 2 filed with the SEC on July 16, 2020, together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) by QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) relating to the tender offer by Quebec B.V. (“Bidder”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all issued ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN (the “Offer”). In connection with the Offer, QIAGEN’s Managing Board and Supervisory Board have prepared a joint statement on the Offer, dated May 18, 2020, attached as Exhibit (a)(2) to, and incorporated by reference in, the Initial Schedule 14D-9 (the “Joint Reasoned Position Statement”) and a supplemental joint statement on the Offer, dated July 22, 2020, attached hereto as Exhibit (a)(6) (the “Supplemental Joint Reasoned Position Statement”), in accordance with the laws of Germany and The Netherlands. All the information set forth in the Supplemental Joint Reasoned Position Statement, including the annexes thereto, is incorporated by reference herein in response to Items 1 through 8 of the Schedule 14D-9, and is supplemented by the information specifically provided in this Amendment No. 3.

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Supplemental Joint Reasoned Position Statement.

Item 1. Subject Company Information

Item 1 of the Schedule 14D-9 is hereby amended and supplemented by the information contained in Section 2.1 of the Supplemental Joint Reasoned Position Statement incorporated herein by reference.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by the information contained in Sections 1 and 3 of the Supplemental Joint Reasoned Position Statement incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by the information contained in Sections 4, 5.1 and 9 and Annex 4 of the Supplemental Joint Reasoned Position Statement incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by the information contained in Sections 5, 10 and 11 and Annex 4 of the Supplemental Joint Reasoned Position Statement incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by the information contained in Section 9 and Annex 4 of the Supplemental Joint Reasoned Position Statement incorporated herein by reference.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented such that the information contained in the Supplemental Joint Reasoned Position Statement is incorporated herein by reference in its entirety.

Item 9.	Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibits (a)(1)(H), (a)(5)(R), (a)(5)(S), (a)(5)(T) and (a)(6) as set forth below:

Exhibit No.	Description

(a)(1)(H)	Amendment to the Offer, dated July 17, 2020 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on July 17, 2020).

(a)(5)(R)	Announcement of availability of the Amendment of the Offer pursuant to Sections 34, 21 para. 2 sentence 1 in conjunction with Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act, dated July 17, 2020 (incorporated by reference to Exhibit (a)(5)(S) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on July 17, 2020).

(a)(5)(S)	Press Release issued by QIAGEN N.V., dated July 22, 2020.

(a)(5)(T)	English translation of the Notice of Publication as filed with the German Federal Gazette on July 22, 2020.

(a)(6)	Supplemental Joint Reasoned Statement of the Managing Board and the Supervisory Board of QIAGEN N.V., dated July 22, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAGEN N.V.

By:	/s/ Roland Sackers
Name: Roland Sackers Title: Chief Financial Officer

Date: July 22, 2020

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